SUBSCRIPTION AGREEMENT – LEGAL ENTITY

This SUBSCRIPTION AGREEMENT (this "**Agreement**") is entered into as of February [ ], 2025 by and between _____, a _____ (the "**Subscriber**"), and Kingsway Financial Services Inc., a Delaware corporation (the "**Company**").

WHEREAS, the Company and the Subscriber are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the "**1933 Act**"), and Rule 506 of Regulation D ("**Regulation D**") as promulgated by the United States Securities and Exchange Commission (the "**Commission**") under the 1933 Act; and

WHEREAS, the Company wishes to issue, sell and deliver to the Subscriber, and the Subscriber desires to purchase and acquire from the Company, upon the terms and conditions stated in this Agreement, the number of shares of the Company's Class C Preferred Stock, par value $0.01 per share (the "**Preferred Stock**") set forth on Schedule I to this Agreement, having the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions and terms and conditions, as specified in the form of Certificate of Designations of Class C Preferred Stock attached hereto as Annex I (the "**Certificate of Designations**").

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Subscriber agree as follows:

ARTICLE I

PURCHASE AND SALE/CLOSING

Section 1.01 Purchase and Sale. Subject to the terms and conditions of this Agreement, the Subscriber agrees to purchase from the Company, and the Company agrees to sell and issue to the Subscriber, at the Closing, the number of shares of Preferred Stock set forth on Schedule I (the "**Purchased Stock**") for a purchase price per share of Preferred Stock equal to twenty five dollars ($25.00) and an aggregate purchase price as set forth on Schedule I (the "**Preferred Stock Purchase Price**"). The purchase and sale of the Purchased Stock pursuant to this Section 2.01 is referred to as the "**Purchase**".

Section 1.02 Closing. The closing of the Purchase pursuant to the terms of this Agreement (the "**Closing**") shall occur on February [ ], 2025 and shall take place remotely via the electronic exchange of documents and signatures (the date on which the Closing occurs, the "**Closing Date**").

Section 1.03 Payment/Deliverables. On the Closing Date:

(a)   the Company shall deliver to the Subscriber (i) the Purchased Stock, free and clear of all liens, charges, claims, encumbrances, security interests or other restrictions (collectively, "**Liens**"), except restrictions imposed by the Certificate of Designations, applicable

securities laws and the provisions of this Agreement, and (ii) evidence of the issuance of the Purchased Stock; and

(b)   the Subscriber shall pay the Purchase Price to the Company, by wire transfer in immediately available U.S. federal funds, to the account designated by the Company in writing.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.01   Representations and Warranties of the Company. The Company hereby represents and warrants as of the date hereof and as of the Closing Date (except for representations and warranties that speak as of a specific date, which shall be made as of such date) to the Subscriber:

(a)   Due Organization; Authorization; Enforcement. The Company is an entity duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereunder have been duly authorized by all necessary action on the part of the Company and, other than the filing of the Certificate of Designations with the Secretary of State of the State of Delaware, no further consent or action is required by the Company, or its board of directors or stockholders in order to consummate the Closing. This Agreement has been duly executed by the Company, and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company, enforceable against the Company, in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies (the "**Bankruptcy Exceptions**") and except as rights to indemnification and to contribution may be limited by federal or state securities law.

(b)   No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not, upon filing the Certificate of Designations with the Secretary of State of the State of Delaware, (i) conflict with or violate any provision of the Company's certificate of incorporation or bylaws, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement to which the Company is a party or by which any property or asset of the Company is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any U.S. federal, state, provincial, local, non-U.S. or multinational government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, department, official, subdivision, tribunal or other instrumentality thereof, and any entity exercising executive, legislative, judicial, regulatory, Taxing or administrative functions of or pertaining to government, in each case that has jurisdiction

over the matter in question (each a "**Governmental Authority**"), to which the Company is subject, or by which any property or asset of the Company is bound or affected; except in the case of clause (ii) or (iii) above, as would not, reasonably be expected to have or result in a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

(c)   Issuance. The Purchased Stock, when issued, sold and delivered in accordance with the terms of this Agreement for the Purchased Price, will be validly issued, fully paid, and nonassessable. Subject to the accuracy of the representations and warranties of the Subscriber in this Agreement, the offer and issuance by the Company of the Purchased Stock is and will be exempt from registration under the 1933 Act.

(d)   Use of Proceeds. The Company has no present intention to use any of the proceeds from the sale of the Purchased Stock other than for general corporate purposes.

Section 2.02   Representations and Warranties of the Subscriber. The Subscriber hereby represents and warrants as of the date hereof and as of the Closing Date (except for representations and warranties that speak as of a specific date, which shall be made as of such date) to the Company as follows:

(a)   Due Organization; Authorization; Enforcement. The Subscriber is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery by the Subscriber of this Agreement and the consummation by it of the transactions contemplated hereunder have been duly authorized by all necessary action on the part of the Subscriber and no further consent or action is required by the Subscriber, or its board of directors or stockholders in order to consummate the Closing. This Agreement has been duly executed by the Subscriber, and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Subscriber, enforceable against the Subscriber, in accordance with its terms, except as such enforceability may be limited by the Bankruptcy Exceptions.

(b)   No Conflicts. The execution, delivery and performance of this Agreement by the Subscriber and the consummation by the Subscriber of the transactions contemplated hereby do not and will not, (i) conflict with or violate any provision of the Subscriber's certificate or articles of incorporation, bylaws, limited liability company agreement, operating agreement or other organizational documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Subscriber, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement to which the Subscriber is a party or by which any property or asset of the Subscriber is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any Governmental Authority to which the Subscriber is subject, or by which any property or asset of the Subscriber is bound or affected; except in the case of clause (ii) or (iii) above, as would not, reasonably be expected to prevent, impair or delay the ability of the Subscriber to consummate the transactions contemplated by this Agreement.

(c)   Subscriber Status. At the time the Subscriber was offered the Purchased Stock, it was, and at the date hereof and the Closing Date it is and will be, an "accredited investor" as defined in Rule 501(a) under the 1933 Act. The information set forth on Schedule I is true and correct in all respects.

(d)   Investment Intent. The Subscriber is acquiring the Purchased Stock as principal for its own account for investment purposes and not with a view to distributing or reselling such Purchased Stock or any part thereof in violation of applicable securities laws. The Subscriber understands that the Preferred Stock has not been registered under the 1933 Act, and therefore the Purchased Stock may not be sold, assigned or transferred unless pursuant to (i) an effective registration statement under the 1933 Act with respect thereto or (ii) an available exemption from the registration requirements of the 1933 Act. The Subscriber has been advised or is aware of the provisions of Rule 144 promulgated under the 1933 Act (or a successor rule thereto) (collectively, "**Rule 144**") as in effect from time to time, which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions. The Subscriber understands that the Company has no duty or obligation to register the Preferred Stock at any time.

(e)   Transfer or Resale. The Subscriber understands that: (i) the Preferred Stock has not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) the Subscriber shall have delivered to the Company (if requested by the Company) an opinion of counsel to the Subscriber, reasonably satisfactory to the Company as to such counsel and to the form of opinion, to the effect that the Purchased Stock may be sold, assigned or transferred without registration under the applicable requirements of the 1933 Act, or (C) the Subscriber provides the Company with assurance reasonably satisfactory to the Company that such Purchased Stock can be sold, assigned or transferred pursuant to Rule 144 or to an accredited investor in a private transaction exempt from the registration requirements of the 1933 Act; (ii) any sale of the Purchased Stock made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144; and (iii) neither the Company nor any other person or entity is under any obligation to register the Purchased Stock under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

(f)   Reliance on Exemptions. The Subscriber understands that the Purchased Stock is being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Subscriber's compliance with, the representations, warranties, agreements, acknowledgements and understandings of such Subscriber set forth herein in order to determine the availability of such exemptions and the eligibility of the Subscriber to acquire the Purchased Stock.

(g)   No Governmental Review. The Subscriber understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Purchased Stock or the fairness or suitability of the investment in the Preferred Stock or an investment in the Company nor have such authorities passed upon or endorsed the merits of the offering of the Preferred Stock.

(h)   Risk Factors. The Subscriber has been made aware of and has reviewed and had the opportunity to ask questions about the risks factors that are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the Commission on March 5, 2024, and any other filings with the Commission.

(i)   Legends. The Subscriber understands that the certificates or other instruments representing the Purchased Stock, including any book-entry notation, shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

"**THE SHARES AND OTHER SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT COVERING THE TRANSFER OR AN OPINION OF COUNSEL OR OTHER EVIDENCE OF COMPLIANCE WITH THE ACT SATISFACTORY TO THE ISSUER THAT REGISTRATION UNDER SAID ACT IS NOT REQUIRED.**"

In addition, such legend or notation shall include the following language:

"**THE SHARES AND CERTAIN OTHER SECURITIES OF KINGSWAY FINANCIAL SERVICES INC. (THE "COMPANY") ARE SUBJECT TO THE SUBSCRIPTION AGREEMENT BETWEEN THE COMPANY AND THE OTHER PARTY THERETO, DATED AS OF FEBRUARY [ ], 2025, AS IT MAY BE AMENDED AND SUPPLEMENTED FROM TIME TO TIME. THE SUBSCRIPTION AGREEMENT CONTAINS, AMONG OTHER THINGS, CERTAIN PROVISIONS RELATING TO THE TRANSFER OF THE SHARES SUBJECT TO THE SUBSCRIPTION AGREEMENT. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, GIFT OR OTHER DISPOSITION OF THE SHARES OR OTHER SECURITIES OF THE COMPANY, DIRECTLY OR INDIRECTLY, MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH SUBSCRIPTION AGREEMENT. THE HOLDERS OF SHARES AND OTHER SECURITIES AGREE TO BE BOUND BY ALL THE PROVISIONS OF SUCH SUBSCRIPTION AGREEMENT.**"

(j)   Independent Investigation.

(i)   The Subscriber is able to bear the economic risk of its investment in the Company and to hold the Purchased Stock for an indefinite period of time.

(ii)   The Subscriber is not purchasing the Purchased Stock as a result of any advertisement, article, notice or other communication regarding the Preferred Stock published in any newspaper, magazine or similar media or broadcast over television or

radio or presented at any seminar or, to the Subscriber's knowledge, any other general solicitation or general advertisement.

(iii)   The Subscriber understands the business in which the Company will be engaged. The Subscriber has such knowledge and experience in financial and business matters, that the Subscriber is capable of evaluating the merits and risks of his investment in the Company and of making an informed investment decision with respect thereto. The Subscriber has been provided sufficient information to evaluate the merits and risks of its investment and to make such a decision. The Subscriber has received and reviewed information about the Company and has had an opportunity to discuss the Company's business, management and financial affairs with its management and to review the Company's facilities. The Company has made available to the Subscriber, prior to the sale of the Purchased Stock, the opportunity to ask questions of and receive answers from an executive officer of the Company concerning the terms and conditions of the Preferred Stock and the offering thereof and to obtain any additional information necessary to verify the accuracy of the information contained in this Agreement, the Company's filings with the Commission, or any other information reasonably requested. The Subscriber acknowledges that it has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Purchased Stock and the merits and risks of investing in the Purchased Stock; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. The Subscriber has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Purchased Stock and has relied solely upon this independent investigation and other than the express representations and warranties of the Company set forth in <u>Section 2.01</u>, the Subscriber is not relying on, any statement, representation or warranty, oral or written, express or implied made by or on behalf of the Company.

ARTICLE III

MISCELLANEOUS

Section 3.01 <u>Amendments; Waivers</u>. No amendment or modification of this Agreement shall be binding or effective for any purpose unless it is made in a writing signed by the Company and the Subscriber. No waiver of this Agreement shall be binding or effective for any purpose unless it is made in a writing signed by the party against whom enforcement of such waiver is sought. No course of dealing between the parties shall be deemed to modify, amend or discharge any provision or term of this Agreement. No delay or failure by any party in the exercise of any of its rights or remedies shall operate as a waiver thereof, and no single or partial exercise by any party of any such right or remedy shall preclude any other or further exercise thereof. A

waiver of any right or remedy on any one occasion shall not be construed as a bar to or waiver of any such right or remedy on any other occasion.

Section 3.02 Further Assurances. Each of the parties shall execute and deliver, both before and after the Closing, such further certificates, agreements and other documents and take such other actions as the other party may reasonably request to consummate or implement the transactions contemplated hereby or to evidence such events or matters.

Section 3.03 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) THIS AGREEMENT AND THE PERFORMANCE OF THE TRANSACTIONS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT WILL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE. ANY AND ALL CLAIMS, CONTROVERSIES, AND CAUSES OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, WHETHER SOUNDING IN CONTRACT, TORT, OR STATUTE, SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE, INCLUDING ITS STATUTES OF LIMITATIONS, WITHOUT GIVING EFFECT TO ANY CONFLICT-OF-LAWS OR OTHER RULES THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OR STATUTES OF LIMITATIONS OF A DIFFERENT JURISDICTION.

(b) The parties irrevocably submit to the exclusive jurisdiction of the Delaware Chancery Courts located in Wilmington, Delaware, or, if such court shall not have jurisdiction, any federal court of the United States of or other Delaware state court located in Wilmington, Delaware, and appropriate appellate courts therefrom, over any dispute arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, and each party irrevocably agrees that all claims in respect of such dispute may be heard and determined in such courts. The parties irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any dispute arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement brought in such courts or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties consents to process being served by any party to this Agreement in any proceeding of the nature specified in this Section 3.03 in the manner specified by the provisions of Section 3.06.

(c) EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH OF THE PARTIES KNOWINGLY AND INTENTIONALLY, IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY PROCEEDING UNDER, ARISING OUT OF, OR IN CONNECTION WITH THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

Section 3.04 Counterparts. This Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto may be executed in one or more counterparts and by different parties in separate counterparts. All of such counterparts shall

constitute one and the same agreement (or other document) and shall become effective (unless otherwise provided therein) when one or more counterparts have been signed by each party and delivered to the other parties. Any signature page hereto delivered by facsimile machine or by e-mail (including in portable document format (pdf), or otherwise) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto and may be used in lieu of the original signatures for all purposes.

Section 3.05 Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any Governmental Authority, the remaining provisions of this Agreement to the extent permitted by law shall remain in full force and effect; provided, that the essential terms and conditions of this Agreement for the parties remain valid, binding and enforceable; and provided, further, that the economic and legal substance of the transactions contemplated by this Agreement are not affected in any manner materially adverse to any party. In event of any such determination, the parties agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intents and purposes hereof. To the extent permitted by law, the parties hereby to the same extent waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

Section 3.06 Notices. Any notice or other communication required or permitted hereunder, including service of process, must be given in writing and (a) delivered in person, (b) transmitted by electronic email transmission, (c) mailed by certified or registered mail (postage prepaid), receipt requested or (d) sent by Express Mail, Federal Express or other express delivery service, receipt requested, to the parties and at the addresses specified herein or to such other address or to such other person as either party shall have last designated by such notice to the other party. Each such notice or other communication shall be effective (i) if given by electronic email transmission, when transmitted to the applicable address so specified herein (provided, that no "bounceback" or similar "undeliverable" message is received by the sender thereof), (ii) if given by mail, three (3) days after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (iii) if given by any other means, when actually received at such address. Any notice or other communication hereunder shall be delivered as follows:

If to the Company:

Kingsway Financial Services Inc.
10 S. Riverside Plaza, Suite 1520
Chicago, Illinois 60606
Attention: John T. Fitzgerald; Kent Hansen
Email: jfitzgerald@kingsway-financial.com;
              khansen@kingsway-financial.com

With a copy to:

Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281
Attention: Daniel Raglan
Email: daniel.raglan@cwt.com

If to the Subscriber, as set forth on <u>Schedule I</u>.

Section 3.07 <u>Entire Agreement; Integration</u>. This Agreement and the Certificate of Designations (a) constitutes the entire agreement among the parties pertaining to the subject matter hereof and (b) supersedes all prior agreements and understandings of the parties in connection therewith.

Section 3.08 <u>Expenses</u>. Except as otherwise provided herein, each party shall pay its own expenses incident to the negotiation, preparation and performance of this Agreement and the transactions contemplated hereby.

Section 3.09 <u>Successors and Assigns; Benefit</u>. The rights of any party under this Agreement shall not be assignable without the written consent of the other party. This Agreement is for the sole benefit of the parties hereto and nothing herein express or implied shall give or be construed to give to any person, other than the parties, any legal or equitable rights hereunder.

Section 3.10 <u>Specific Performance</u>. The parties agree that (i) in the event of any breach or threatened breach by the other party of any covenant or obligation contained in this Agreement, such non-breaching party shall be entitled to (1) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (2) an injunction restraining such breach or threatened breach, and (ii) the right of specific enforcement is an integral part of this Agreement and without that right, no party would have entered into this Agreement. Each party further agrees that (x) it will not raise any objections to the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, this Agreement, on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity, (y) no other party or any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this <u>Section 3.10</u> and (z) each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 3.11 <u>Interpretation</u>. Articles, titles and headings to Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The references herein to Sections, Articles, Exhibits and Schedules, unless otherwise indicated, are references to Sections and Articles of and Exhibits and Schedules to this Agreement. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires. Any reference to a law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder. In this Agreement, except to the extent that the context otherwise requires: (a) "days" means calendar days unless otherwise indicated; (b) "$" or "US$" means United States Dollars; (c) whenever the words "include", "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limitation"; (d) the words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; (e) all terms defined in this Agreement have the defined meanings when used in any certificate or other

document made or delivered pursuant hereto, unless otherwise defined therein; and (f) references to a person or entity are also to its permitted successors and assigns.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by its duly authorized officers as of the day and year first above written.

COMPANY:

Kingsway Financial Services Inc.

By: _____

      Name: John T. Fitzgerald
      Title: Chief Executive Officer and
              President

SUBSCRIBER:

By: _____
    Name:
    Title:

SCHEDULE I

PART 1

SUBSCRIBER INFORMATION

Number of Shares of Class C Preferred
Stock Subscribed For

Aggregate Purchase Price

Name of Subscriber
(Type or Print)

Mailing Address   Street

City   State   Zip

Signature of Subscriber

Title (if applicable)

Telephone

E-mail Address

Tax ID

PART 2

ACCREDITATION CRITERIA

TO BE COMPLETED BY ALL SUBSCRIBERS

The Company may accept any number of "accredited investors" as defined within the meaning of Rule 50 1 (a) of Regulation D promulgated by the Securities and Exchange Commission. An accredited investor is one who fulfills any one of the following Criteria:

Please indicate (by a check) which criteria, if any apply:

☐ (1) A limited liability company, partnership, corporation or trust. .

☐ (2) A bank, savings and loan association or similar institution, as defined in the Securities Act of 1933, whether acting in its individual or fiduciary capacity or a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934.

☐ (3) An insurance company as defined in the Securities Act of 1933.

☐ (4) An investment company registered under the Investment Company Act of 1940.

☐ (5) A business development company as defined in the Investment Company Act of 1940.

☐ (6) A private business development company as defined in the Investment Advisors Act of 1940.

☐ (7) A Small Business Investment Company licensed by the U.S. Small Business Administration under the Small Business Investment Act of 1958.

☐ (8) An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

☐ (9) A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000.

☐ (10) An employee benefit plan within the meaning of Title I of the Employment Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in such Act, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000, or if a self-directed plan, the investment decisions are made solely by persons that are accredited investors.

☐ (11) A trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase Is directed by a "sophisticated" person as defined in the Securities Act of 1933.

ANNEX I

Certificate of Designations

KINGSWAY FINANCIAL SERVICES INC.

CERTIFICATE OF DESIGNATIONS
OF
CLASS C PREFERRED STOCK

Pursuant to Section 151 of the Delaware General Corporation Law (as amended, supplemented or restated from time to time, the "DGCL"), Kingsway Financial Services Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 103 of the DGCL, does hereby certify that:

Article Fourth of the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") provides that the total number of shares of all classes of stock that the Corporation shall have authority to issue is fifty one million (51,000,000), which shall include one million (1,000,000) shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), of which two hundred twenty two thousand eight hundred seventy six (222,876) are designated as Class A Preferred Stock.

Article Fourth Section B of the Certificate of Incorporation authorizes the Board of Directors of the Corporation (the "Board"), to fix from time to time by resolution or resolutions the number of shares of any class or series of Preferred Stock, and to determine the voting powers (if any), designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of any such class or series.

Pursuant to the authority conferred on the Board by the Certificate of Incorporation, the Board duly adopted the following resolution, effective February 12, 2025, designating a new series of Preferred Stock titled "Class C Preferred Stock":

RESOLVED, that pursuant to authority expressly granted to and vested in the Board and pursuant to the provisions of the Certificate of Incorporation and the provisions of Section 151 of the DGCL, the Board hereby authorizes and creates a series of preferred stock, herein designated as the Class C Preferred Stock, par value $0.01 per share, which shall consist of two hundred and forty thousand (240,000) shares of the one million (1,000,000) shares of preferred stock which the Corporation has authority to issue, and the Board hereby fixes the powers and preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, of the Class C Preferred Stock as follows:

Section 1.   Definitions. For the purposes hereof, the following terms shall have the following meanings:

"Board" has the meaning set forth in the Preamble hereof.

"Business Day" means a day other than a Saturday, a Sunday or any other day that is treated as a holiday for the purpose of legislation in the United States or in the municipality in which the registered office of the Corporation is located.

"Capital Reorganization" has the meaning set forth in Section 3(d)(iv).

"Certificate of Designations" means this Certificate of Designations of Class C Preferred Stock.

"Certificate of Incorporation" has the meaning set forth in the Preamble hereof.

"certificate of the Corporation" means a written certificate of the Corporation signed on behalf of the Corporation by any two of the officers or directors of the Corporation having knowledge of the matters therein affirmed.

"Class C Preferred Stock" has the meaning set forth in Section 2(a).

"Common Stock" means the common stock which the Corporation is authorized to issue.

"Common Stock Reorganization" has the meaning set forth in Section 3(d)(i).

"Conversion Basis" means 2.63158 shares of Common Stock for each share of Class C Preferred Stock converted, subject to adjustment as provided herein.

"Conversion Right" has the meaning set forth in Section 3(a).

"Corporation" has the meaning set forth in the Preamble hereof.

"Current Market Price" means the arithmetic average of the daily volume weighted average price (VWAP) of the Common Stock on the stock exchange on which the Common Stock is then listed or quoted or, if not then listed or quoted on a stock exchange but reported on an over-the-counter market, the most recent bid price per share of the Common Stock, in each case for each of the thirty (30) consecutive Trading Days commencing forty-five (45) Trading Days before the date for determining the Current Market Price or, if the Common Stock is not listed or quoted on any stock exchange or over-the-counter market, such price as may be determined by the Board after consideration of an independent third party valuation of the Common Stock.

"DGCL" means the Delaware General Corporation Law, as amended from time to time.

"Dividend Payment Date" means the first day of each of January, April, July and October in each year.

"Dividend Quarter" means the period from but excluding a Dividend Payment Date to and including the next succeeding Dividend Payment Date.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Issue Date" means, as to each share of Class C Preferred Stock, the date on which such share of Class C Preferred Stock is issued.

"Mandatory Redemption Date" means February 12, 2032.

"Mandatory Redemption Price" has the meaning set forth in Section 5(c).

"Optional Redemption Price" means, in respect of the Optional Redemption, a price equal to the amount that would yield a Total Internal Rate of Return of 15% on the subscription price paid to the Corporation for the purchase of shares of Class C Preferred Stock submitted for redemption.

"Preferred Stock" has the meaning set forth in the Preamble hereof.

"ranking as to the return of capital" means ranking with respect to the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary.

"Reclassification" has the meaning set forth in Section 3(d)(v).

"Rights Offering" has the meaning set forth in Section 3(d)(ii).

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Special Distribution" has the meaning set forth in Section 3(d)(iii).

"Stated Value" means an amount equal to twenty five dollars ($25) per share of Class C Preferred Stock.

"Total Internal Rate of Return" means, in respect of any redeemed shares of Class C Preferred Stock held by the holder thereof, the annual rate based on a 365-day period used to discount each cash flow in respect of such redeemed shares of Class C Preferred Stock (such cash flow to include subscription price paid to the Corporation, cash dividends received by the holder, and cash received by the holder from the redemption of such shares) to the Issue Date of such redeemed shares of Class C Preferred Stock such that the present value of the aggregate of such cash flow equals zero. In connection with any calculation required hereunder, the Total Internal Rate of Return will be calculated with reference to the period from the Issue Date to the date on which the relevant payment is made in full.

"Trading Day" means any day on which The New York Stock Exchange is open for trading, provided that if the Common Stock is not listed on The New York Stock Exchange on any day which is intended to be a Trading Day for the purposes hereof, "Trading Day" shall mean any day that any other stock exchange or over-the-counter market on which the Common Stock is listed or quoted, as shall be specified for such purpose by the Board, is open for trading and any reference to price on The New York Stock Exchange shall be deemed to mean price on such other exchange or over-the-counter market.

Section 2.   Designation and Number. The class of non-voting preferred stock created hereby shall be designated as the Corporation's Class C Preferred Stock, par value $0.01 per share (the "Class C Preferred Stock") and the number of authorized shares so designated and constituting the Class C Preferred Stock shall be two hundred and forty thousand (240,000) shares, which number may be increased or decreased (but not below the number of shares of Class C Preferred Stock then outstanding) by further resolution duly adopted by the Board.

Section 3. <u>Conversion Privilege</u>.

(a) <u>Right to Convert</u>. The holders of Class C Preferred Stock shall have the right (the "<u>Conversion Right</u>"), exercisable at any time, to convert all or any part of their shares of Class C Preferred Stock into a number of shares of Common Stock equal to the Conversion Basis.

(b) <u>Exercise of Conversion Right</u>. Any holder of Class C Preferred Stock desiring to exercise the Conversion Right shall provide the Corporation (whether via electronic mail or otherwise) a written conversion notice in the form attached hereto as <u>Annex A</u>, (i) specifying the number of shares of Class C Preferred Stock to be converted, and shall present and surrender to the Corporation at its registered office the certificate or certificates representing the shares of Class C Preferred Stock to be converted, if certificated, (ii) naming the persons in whose name the shares of Common Stock are to be registered, and (iii) stating the number of shares of Common Stock to be issued to each. If any of the shares of Common Stock is to be issued to persons other than the holder of such shares of Class C Preferred Stock, all other conditions precedent to the Corporation's duty to register a transfer of shares shall also be satisfied. On the date of such delivery and if such conditions are satisfied, each person in whose name the shares of Common Stock are to be issued as designated in the notice shall be deemed for all purposes the holder of fully paid shares of Common Stock in the number designated in such notice (not exceeding in aggregate as among such persons the total number of shares of Common Stock resulting from the conversion) and such persons shall be entitled to the delivery by the Corporation, in its discretion, of certificates representing their Common Stock or evidence of ownership in book-entry form. Upon the conversion of shares of Class C Preferred Stock, the converted shares of Class C Preferred Stock shall be automatically cancelled and shall thereafter cease to represent any entitlement or equity interest in the Corporation.

(c) <u>No Adjustment for Accrued Dividends</u>. Upon the conversion of any shares of Class C Preferred Stock into Common Stock there shall be no payment by the Corporation on account of any dividends accrued but unpaid on the shares of Class C Preferred Stock.

(d) <u>Adjustment of Conversion Basis</u>. The Conversion Basis shall be subject to adjustment from time to time in accordance with the following provisions:

(i) <u>Stock Dividends, Subdivisions and Consolidations by Corporation</u>. If the Corporation shall:

(A) issue Common Stock or securities exchangeable for or convertible into Common Stock without further payment pursuant to a stock dividend to all or substantially all of the holders of Common Stock;

(B) make a distribution on its issued and outstanding Common Stock payable in Common Stock or securities exchangeable for or convertible into Common Stock without further payment;

(C) subdivide its issued and outstanding Common Stock into a greater number of shares of Common Stock; or

    (D) consolidate its issued and outstanding Common Stock into a smaller number of shares of Common Stock;

(any such event being called a "<u>Common Stock Reorganization</u>"), the Conversion Basis then in effect shall be adjusted effective immediately after the record date on which the holders of Common Stock are determined for the purposes of the Common Stock Reorganization based on the following formula:

$$CB_1 = CB_0 \times (OS_1 / OS_0)$$

CB_1 = the new Conversion Basis in effect immediately after the record date on which the holders of Common Stock are determined for the purposes of the Common Stock Reorganization.

CB_0 = the Conversion Basis in effect immediately prior to the record date on which the holders of Common Stock are determined for the purposes of the Common Stock Reorganization.

OS_1 = the number of shares of Common Stock which will be issued and outstanding after the completion of such Common Stock Reorganization, including in the case where securities exchangeable for or convertible into Common Stock are distributed, the number of shares of Common Stock that would be issued and outstanding had all of such securities been exchanged for or converted into Common Stock on such record date.

OS_0 = the number of shares of Common Stock issued and outstanding on such record date.

    (ii) <u>Rights Offerings by Corporation</u>. If the Corporation shall distribute rights, options or warrants exercisable within a period of forty-five (45) days after the record date for such distribution to subscribe for or purchase Common Stock or securities exchangeable for or convertible into Common Stock at a price per share of Common Stock or at an exchange or conversion value per Common Share in the case of securities exchangeable for or convertible into Common Stock equal to or less than ninety percent (90%) of the Current Market Price for the Common Stock determined as of the record date for such distribution, to all or substantially all of the holders of Common Stock (any such event being called a "<u>Rights Offering</u>"), the Conversion Basis then in effect shall be adjusted effective immediately after the record date on which holders of Common Stock are determined for purposes of the Rights Offering based on the following formula:

$$CB_1 = CB_0 \times ((OS_0 + X) / (OS_0 + ((X \times Y)/CMP))$$

CB_1 = the new Conversion Basis in effect immediately after the record date on which the holders of Common Stock are determined for the purposes of the Rights Offering.

CB_0 = the Conversion Basis in effect immediately prior to the record date on which the holders of Common Stock are determined for the purposes of the Rights Offering.

OS_0 = the number of shares of Common Stock issued and outstanding on such record date.

X = the number of shares of Common Stock offered pursuant to the Rights Offering or the maximum number of shares of Common Stock for or into which the securities so offered pursuant to the Rights Offering may be exchanged or converted, as the case may be.

Y = the price at which each one of such shares of Common Stock is offered or the exchange or conversion value of each one of such securities of offered pursuant to the Rights Offering, as the case may be.

CMP = the Current Market Price for the Common Stock determined as of such record date.

To the extent that such options, rights or warrants are not exercised prior to the expiry date thereof, the Conversion Basis shall be readjusted effective immediately after such expiry date to the Conversion Basis which would then have been in effect based upon the number of shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock actually issued on the exercise of such options, rights or warrants.

(iii)   Special Distributions by Corporation. If the Corporation shall distribute to all or substantially all of the holders of Common Stock:

(A)   shares of any class other than Common Stock;

(B)   rights, options or warrants, other than rights, options or warrants referred to in Section 3(d)(ii) hereof and other than rights, options or warrants exercisable within a period of forty-five (45) days after the record date for such distribution to subscribe for or purchase Common Stock or securities exchangeable for or convertible into Common Stock at a price per Common Share or at an exchange or conversion value per Common Share greater than ninety percent (90%) of the Current Market Price for the Common Stock determined as of the record date for such distribution;

(C)   evidences of indebtedness; or

(D)   any other assets, excluding Common Stock issued by way of stock dividends and cash dividends paid out of earnings including the value of any shares or other property distributed in lieu of such cash dividends at the option of shareholders; and

such issue or distribution does not constitute a Common Stock Reorganization or a Rights Offering (any such event being called a "Special Distribution"), the Conversion Basis then in effect shall be adjusted effective immediately after the record date on which the holders of Common Stock are determined for the purpose of the Special Distribution based on the following formula:

$$CB_1 = CB_0 \times ((OS_0 \times CMP) / ((OS_0 \times CMP) - FV))$$

CB_1 = the new Conversion Basis in effect immediately after the record date on which the holders of Common Stock are determined for the purpose of the Special Distribution.

CB_0 = the Conversion Basis in effect immediately prior to the record date on which the holders of Common Stock are determined for the purpose of the Special Distribution.

OS_0 = the number of shares of Common Stock issued and outstanding on such record date.

CMP = the Current Market Price for the Common Stock determined as of such record date.

FV = the fair value, as determined by the Board, whose determination shall be conclusive, to the holders of Common Stock of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution, in the aggregate.

(iv)   Other Reorganizations by Corporation. If and whenever there is a capital reorganization of the Corporation not otherwise provided for in this Section 3(d) or a consolidation, merger or amalgamation of the Corporation with or into another body corporate (any such event being called a "Capital Reorganization"), any holder of Class C Preferred Stock who exercises the Conversion Right after the effective date of such Capital Reorganization shall be entitled to receive and shall accept, upon the exercise of such right, in lieu of the number of shares of Common Stock to which such holder was theretofore entitled on conversion, the aggregate number of shares or other securities of the Corporation or of the body corporate resulting from the Capital Reorganization that such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, such holder had been the registered holder of the number of shares of Common Stock to which such holder was theretofore entitled upon conversion, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in Section 3(d)(i) – (iii); provided that no such Capital Reorganization shall be made effective unless all necessary steps shall have been taken so that the holders of Class C Preferred Stock shall thereafter be entitled to receive such number of such shares or other securities of the Corporation or of the body corporate resulting from the Capital Reorganization.

(v)   Reclassification by Corporation. If the Corporation shall reclassify the issued and outstanding Common Stock (such event being called a "Reclassification"), the Conversion Basis shall be adjusted effective immediately after the record date of such Reclassification so that holders of Class C Preferred Stock who exercise the Conversion Right thereafter shall be entitled to receive the shares that such holders would have received had such shares of Class C Preferred Stock been converted immediately prior to such record date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in Section 3(d)(i) – (iii).

(vi)   Adjustment Rules. The following rules and procedures shall be applicable to adjustments of the Conversion Basis made pursuant to this Section 3(d):

(A)   No adjustment in the Conversion Basis shall be made in respect of any event described in this Section 3(d) if the holders of the Class C Preferred Stock are entitled to participate in such event on the same terms *mutatis mutandis* as if

such holders had converted their shares of Class C Preferred Stock prior to or on the effective date or record date of such event.

(B)   No adjustment in the Conversion Basis shall be made pursuant to this Section 3(d) in respect of the issue from time to time of Common Stock to holders of Common Stock who exercise an option to receive substantially equivalent dividends in Common Stock or securities exchangeable for or convertible into Common Stock in lieu of receiving cash dividends, and any such issue shall be deemed not to be a Common Stock Reorganization.

(vii)   Disputes. If any question arises with respect to the number of shares of Common Stock to be issued on any exercise of the Conversion Right, it shall be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the Board and such determination shall bind the Corporation and all shareholders of the Corporation.

(viii)   No Fractions. In any case where a fraction of a share of Common Stock would otherwise be issuable on the conversion of one or more shares of Class C Preferred Stock, the number of shares of Common Stock to be issued to a holder on conversion of shares of Class C Preferred Stock into Common Stock shall be rounded down to the nearest whole number of shares of Common Stock so that no fractional shares are issuable.

Section 4.   Dividends.

(a)   Payment of Dividends. The holders of Class C Preferred Stock shall, in priority to the Common Stock and the shares of any other class or series ranking junior to the Class C Preferred Stock, be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board, out of monies of the Corporation properly applicable to the payment of dividends, fixed, cumulative, preferential cash dividends at an annual rate (as a percentage of the Stated Value) equal to eight percent (8%) per share of Class C Preferred Stock per annum, payable in equal quarterly installments on each Dividend Payment Date. Subject to Section 3(c), dividends on outstanding shares of Class C Preferred Stock shall accrue from day to day from the Issue Date of such shares of Class C Preferred Stock with the initial dividend to be determined in accordance with Section 4(b), but shall not be payable on a Dividend Payment Date unless declared by the Board. In the event that the Corporation has not paid dividends to the holders of the Class C Preferred Stock for a period greater than two (2) consecutive quarters, the fixed, cumulative, preferential cash dividend payable per share of Class C Preferred Stock will then increase to an annual rate (as a percentage of the Stated Value) equal to eighteen percent (18%) per annum, until such time as the Corporation again becomes current on dividend payments, payable in equal quarterly installments on each Dividend Payment Date on a prospective basis. The holders of Class C Preferred Stock shall not be entitled to any dividends other than or in excess of the fixed, cumulative, preferential cash dividends provided for herein. Additionally, a holder of Class C Preferred Stock shall not be entitled to receive a dividend on any shares of Class C Preferred Stock in respect of which a notice of conversion has been delivered under Section 3(b) if the notice is delivered prior to the date for payment of such dividend (unless the conversion right was exercised following receipt of a notice of redemption in which case such holder will be entitled to such

dividends). Nothing set forth herein shall require the Board to declare any dividends pursuant to this Section 3, including in the event that the Board declares dividends on any security ranking senior to or *pari passu* with the Class C Preferred Stock.

(b) Dividends for a Partial Quarter. The amount of the dividend or amount calculated by reference to the dividend for any period which is less than a Dividend Quarter with respect to any share of Class C Preferred Stock:

(i) for the period from the Issue Date of such share of Class C Preferred Stock to the first Dividend Payment Date;

(ii) which is redeemed or purchased during such Dividend Quarter; or

(iii) where assets of the Corporation are distributed to the holders of Class C Preferred Stock pursuant to Section 7 hereof during such Dividend Quarter;

shall be paid on a pro rata basis based on the number of days in such Dividend Quarter that such share of Class C Preferred Stock has been outstanding (excluding the Dividend Payment Date at the beginning of such Dividend Quarter if such share of Class C Preferred Stock was outstanding on that date and including the date of redemption, purchase or distribution or the Dividend Payment Date at the end of such Dividend Quarter if such share of Class C Preferred Stock was outstanding on that date).

(c) Payment Procedure. The Corporation shall pay the dividends on the shares of Class C Preferred Stock (less any tax required to be deducted or withheld by the Corporation) by electronic funds transfer or by check(s) drawn on a chartered bank or trust company and payable in lawful money of the United States at any branch of such bank or trust company in the United States, or in such other manner, not contrary to applicable law, as the Corporation shall reasonably determine. The delivery or mailing of any check to a holder of Class C Preferred Stock (in the manner provided for in Section 12(c)) or the electronic transfer of funds to an account specified by such holder shall be a full and complete discharge of the Corporation's obligation to pay the dividends to such holder to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation from the related dividends as aforesaid and remitted to the proper taxing authority), unless such check is not honored when presented for payment. Subject to applicable law, dividends which are represented by a check which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six (6) years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

(d) Cumulative Payment of Dividends. If on any Dividend Payment Date the dividends accrued to such date are not paid in full on all of the shares of Class C Preferred Stock then outstanding, such dividend, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends.

Section 5. Redemption.

(a)   Optional Redemption. After the sale of assets of the Corporation, in one or a series of related transactions (including a sale of equity securities or merger of one or more of the Corporation's subsidiaries), representing more than fifteen percent (15%) of the Corporation's total consolidated revenues in the twelve (12) month period immediately preceding such sale, then subject to the provisions of the DGCL and the Certificate of Incorporation, the Corporation may, at any time or from time to time, upon giving notice as hereinafter provided, redeem twenty five percent (25%) of the total shares of Class C Preferred Stock issued by the Corporation, on payment for each share of Class C Preferred Stock of an amount equal to the Optional Redemption Price (the "Optional Redemption").

(b)   Pro-Rata Redemption. In the event the Corporation exercises the Optional Redemption pursuant to Section 5(a), the shares of Class C Preferred Stock shall be redeemed on a *pro rata* basis, disregarding fractions, according to the number of shares of Class C Preferred Stock held by each holder thereof. If only a portion of the shares of Class C Preferred Stock represented by any certificate shall be redeemed, if any, a new certificate representing the balance of such shares of Class C Preferred Stock shall be issued to the holder at the expense of the Corporation.

(c)   Mandatory Redemption. Subject to the provisions of the DGCL, the Certificate of Incorporation and the provisions of this Section 5(c), the Corporation shall, upon giving notice as hereinafter provided, redeem on the Mandatory Redemption Date all of the then outstanding shares of Class C Preferred Stock, on payment for each share of Class C Preferred Stock of an amount equal to the Stated Value, together with an amount equal to all dividends, if any, previously accrued but unpaid thereon, up to and including the date specified for redemption (the whole amount constituting and being hereinafter referred to as the "Mandatory Redemption Price").

(d)   Method of Redemption. In any case of redemption of shares of Class C Preferred Stock, the Corporation shall, not less than thirty (30) nor more than sixty (60) days before the date specified for redemption, send to each holder of shares of Class C Preferred Stock to be redeemed notice of the intention of the Corporation to redeem such shares of Class C Preferred Stock. Such notice shall set out the number of shares of Class C Preferred Stock held by the holder which are to be redeemed, the Mandatory Redemption Price or Optional Redemption Price, as applicable, the date specified for redemption, and the place at which holders of shares of Class C Preferred Stock may present and surrender such shares of Class C Preferred Stock for redemption, if such shares are certificated. On and after the date specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the holders of the shares of Class C Preferred Stock to be redeemed the Mandatory Redemption Price or Optional Redemption Price, as applicable, for each share of Class C Preferred Stock to be redeemed on presentation and surrender, at the registered office of the Corporation or any other place specified in the notice of redemption, of the certificate or certificates representing the shares of Class C Preferred Stock called for redemption, if any. The Corporation shall have the right at any time after the giving of notice of redemption to deposit the aggregate Mandatory Redemption Price or Optional Redemption Price, as applicable, of the shares of Class C Preferred Stock called for redemption or of such of the shares of Class C Preferred Stock which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company named in such notice or in a subsequent

notice to the holders of the shares of Class C Preferred Stock in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of shares of Class C Preferred Stock called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares of Class C Preferred Stock. Upon such deposit being made or upon the date specified for redemption, whichever is the later, the shares of Class C Preferred Stock in respect of which such deposit shall have been made shall be and be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, their proportionate part of the amount so deposited upon presentation and surrender of the certificate or certificates representing their shares of Class C Preferred Stock being redeemed, if any. Any interest on any such deposit shall belong to the Corporation. From and after the date specified for redemption in any notice of redemption, the shares of Class C Preferred Stock called for redemption shall cease to be entitled to dividends and to participate in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as holders in respect thereof unless payment of the Mandatory Redemption Price or Optional Redemption Price, as applicable, shall not be made upon presentation and surrender of the certificates in accordance with this Section 5(c), in which case the rights of the holders thereof shall remain unaffected. Redemption monies which are represented by a check which has not been presented to the drawee for payment or which otherwise remain unclaimed (including monies held on deposit in a special account as provided for above) for a period of six (6) years from the date specified for redemption shall be forfeited to the Corporation. Holders of shares of Class C Preferred Stock receiving a notice of redemption may, if so desired, exercise the Conversion Right in respect of the shares of Class C Preferred Stock to be redeemed at any time prior to the date fixed for redemption of such shares of Class C Preferred Stock unless payment of the Mandatory Redemption Price or Optional Redemption Price, as applicable, shall not be made upon presentation and surrender of the certificates in accordance with this Section 5(c), in which case the rights of the holders shall remain unaffected.

Section 6.   Purchase for Cancellation.

(a)   Right to Purchase from All. Notwithstanding the provisions of Section 5, but subject to the provisions of the DGCL and the Certificate of Incorporation, the Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding shares of Class C Preferred Stock at any price by invitation for tenders addressed to all of the holders of shares of Class C Preferred Stock then outstanding or in any other manner provided that the price for each share of Class C Preferred Stock so purchased for cancellation shall not exceed the Mandatory Redemption Price.

(b)   Pro Rata Purchase from All. If, in response to an invitation for tenders under the provisions of this Section 6, more shares of Class C Preferred Stock are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the shares of Class C Preferred Stock to be purchased by the Corporation shall be purchased to the next lowest whole share as nearly as may be pro rata according to the number of shares of Class C Preferred Stock tendered by each holder who submits a tender to the Corporation or as otherwise may be required by applicable law, provided that when shares of Class C Preferred Stock are tendered at different prices, the pro rating shall be effected only with respect to shares of Class C Preferred Stock tendered at the price at which more shares of Class C Preferred Stock are tendered

than the Corporation is prepared to purchase after the Corporation has purchased all of the shares of Class C Preferred Stock tendered at lower prices.

(c)   Individual Purchases. Without limiting the foregoing and for the avoidance of doubt, nothing herein shall restrict the ability of the Corporation to purchase for cancellation, at any time or from time to time, any shares of Class C Preferred Stock that are tendered to the Corporation by a holder in an individual transaction at a price agreed upon by the parties to such transaction.

Section 7.   Liquidation, Dissolution or Winding Up. In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Class C Preferred Stock shall be entitled to receive from the assets of the Corporation an amount equal to the Stated Value for each share of Class C Preferred Stock together with an amount equal to all dividends, if any, previously accrued but unpaid thereon, before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of the Common Stock or any other shares of the Corporation ranking as to the return of capital junior to the Class C Preferred Stock. The Class C Preferred Stock shall rank *pari passu* with the Class B Preferred Stock as to the return of capital. After payment to the holders of shares of Class C Preferred Stock of the amounts so payable to them, such holders shall not be entitled to share in any further payment in respect of the distribution of the assets of the Corporation.

Section 8.   Modification of Class. The rights, privileges, restrictions and conditions attached to the Class C Preferred Stock may be added to, changed, removed or otherwise amended only with the prior approval of the holders of the Class C Preferred Stock given as specified in Section 9 hereof, in addition to any vote or authorization required by the DGCL or these provisions. Notwithstanding the foregoing, the Board may amend this Certificate of Designations, at any time or from time to time, without the approval of the holders of the Class C Preferred Stock, in order to authorize the issuance of additional shares of Class C Preferred Stock, to the extent permitted by the Certificate of Incorporation.

Section 9.   Approval of Holders of Shares of Class C Preferred Stock. The approval of the holders of Class C Preferred Stock with respect to any matters referred to in these provisions may be given as specified below:

(a)   Approval and Quorum. Except as otherwise provided herein, any approval required to be given by holders of Class C Preferred Stock may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all of the holders of the then outstanding shares of Class C Preferred Stock or by a resolution passed by the affirmative vote of at least majority of the votes cast by the holders of Class C Preferred Stock who voted in respect of that resolution at a meeting of the holders of the Class C Preferred Stock called and held for that purpose in accordance with the by-laws of the Corporation at which the holders of at least a majority of the then outstanding shares of Class C Preferred Stock are present in person or represented by proxy; provided that, if at any such meeting a quorum is not present within one half hour after the time appointed for such meeting, the meeting shall be adjourned to the same day in the next week at the same time and to such place as the chairman of the meeting may determine and, subject to the provisions of the DGCL, it shall not be

necessary to give notice of such adjourned meeting. At such adjourned meeting, holders of Class C Preferred Stock then present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than a majority of the votes cast at such meeting shall constitute the approval of the holders of Class C Preferred Stock.

(b) <u>Votes</u>. On every poll taken at any meeting of the holders of Class C Preferred Stock, each holder of Class C Preferred Stock shall be entitled to one vote per share of Class C Preferred Stock held of record. Subject to the foregoing, the formalities to be observed with respect to proxies, the giving of notice and the conduct of any such meeting or any adjourned meeting shall be those from time to time prescribed in the DGCL and the bylaws of the Corporation with respect to meetings of shareholders.

Section 10. <u>Voting Rights</u>. The holders of Class C Preferred Stock shall not be entitled as such (except as hereinbefore or hereinafter specifically provided or as otherwise may be required by the DGCL) to receive notice of or to attend any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting.

Section 11. <u>Withholding Taxes and Transfer Taxes</u>.

(a) <u>Withholding Taxes</u>. Notwithstanding any other provision of this Certificate of Designations, the Corporation may deduct and withhold from any payment, distribution, issuance or delivery (whether in cash or other property) to be made pursuant to this Certificate of Designations any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to this Certificate of Designations is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to this Certificate of Designations any amounts required or permitted by law by to be deducted and withheld from any such payment distribution, issuance or delivery and to dispose of such property in order to remit any amount require to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Class C Preferred Stock pursuant to this Certificate of Designations shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this <u>Section 11</u>. Holders of Class C Preferred Stock shall be responsible for all withholding taxes, and any successor or replacement provision of similar effect, in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to this Certificate of Designations and shall indemnify and hold harmless the Corporation on an after-tax basis for any taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to this Certificate of Designations. Notwithstanding anything herein inconsistent with this <u>Section 11</u>, the Corporation is entitled to deduct and withhold from any dividend or other amount payable to any holder of Class C Preferred Stock such amounts as the Corporation is required to deduct and withhold with respect to such payment under any provision of provincial, federal, territorial, state, local or foreign tax law. Any amounts so deducted and withheld will be treated for all purposes hereof as having been paid to the holder of the Class C Preferred stock in respect of which such deduction and withholding was made.

(b)　　Transfer Taxes.　For greater certainty, and notwithstanding any other provision of this Certificate of Designations, the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom shares of Class C Preferred Stock are issued in connection with the conversion of shares of Class C Preferred Stock into Common Stock in respect of the issuance of such Common Stock or the certificates therefor, or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the holder of the shares of Class C Preferred Stock, or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

Section 12.　Miscellaneous.

(a)　　Legends on Shares of Common Stock; Compliance with Securities Laws.

(i)

(A)　　Each share of Common Stock issued pursuant to this Certificate of Designations shall be in book-entry form, and the holder of Class C Preferred Stock's ownership thereof shall be appropriately evidenced in the stock register of the Corporation, which stock register entry and receipt given to the holder of such shares of Class C Preferred Stock in respect of any such shares of Common Stock shall contain the following notation of restrictions:

"THE SHARES AND OTHER SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT COVERING THE TRANSFER OR AN OPINION OF COUNSEL OR OTHER EVIDENCE OF COMPLIANCE WITH THE ACT SATISFACTORY TO THE ISSUER THAT REGISTRATION UNDER SAID ACT IS NOT REQUIRED."

In addition, such legend or notation shall include the following language:

"THE SHARES AND CERTAIN OTHER SECURITIES OF KINGSWAY FINANCIAL SERVICES INC. (THE "COMPANY") ARE SUBJECT TO THE SUBSCRIPTION AGREEMENT BETWEEN THE COMPANY AND THE OTHER PARTY THERETO, DATED AS OF FEBRUARY 12, 2025, AS IT MAY BE AMENDED AND SUPPLEMENTED FROM TIME TO TIME.　THE SUBSCRIPTION AGREEMENT CONTAINS, AMONG OTHER THINGS, CERTAIN PROVISIONS RELATING TO THE TRANSFER OF THE SHARES SUBJECT TO THE SUBSCRIPTION AGREEMENT.　NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, GIFT OR OTHER DISPOSITION OF THE SHARES OR OTHER SECURITIES OF THE COMPANY, DIRECTLY

OR INDIRECTLY, MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH SUBSCRIPTION AGREEMENT. THE HOLDERS OF SHARES AND OTHER SECURITIES AGREE TO BE BOUND BY ALL THE PROVISIONS OF SUCH SUBSCRIPTION AGREEMENT."

(ii)   The holders of Class C Preferred Stock agree that they will, if requested by the Corporation, deliver at their expense to the Corporation an opinion of reputable U.S. counsel selected by the holder of Class C Preferred Stock and reasonably acceptable to the Corporation, in form and substance reasonably satisfactory to the Corporation:

(A)   that any transfer of such shares of Common Stock made, other than in connection with an offering registered under the Securities Act by the Corporation or pursuant to Rule 144 under the Securities Act, does not require registration under the Securities Act; and

(B)   at such time as such shares of Common Stock are freely transferable without volume and manner of sale restrictions pursuant to Rule 144 under the Securities Act, and with respect to this clause (B), following receipt of such opinion the Corporation agrees that it will deliver or cause to be delivered to the holder of Class C Preferred Stock (if so requested by the holder and in the discretion of the Corporation) a replacement stock certificate or certificates representing such shares of Common Stock that is free from the legend set forth in clause (i) above, or evidence of ownership in book-entry form free of any notation in book-entry or other arrangement).

(iii)   The holder of Class C Preferred Stock understands that the Class C Preferred Stock and shares of Common Stock issued pursuant to this Certificate of Designation are characterized as "restricted securities" under the federal securities laws as they are being acquired from the Corporation in a transaction not involving a public offering and that under such laws and applicable regulations the Class C Preferred Stock and shares of Common Stock may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, the holder of Class C Preferred Stock represents that it is familiar with Rule 144 under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act. The holder of Class C Preferred Stock represents and covenants that the Class C Preferred Stock has been purchased for investment only and not with a view to distribute or resale, and may not be sold, pledged, hypothecated or otherwise transferred unless the Class C Preferred Stock or the shares of the Common Stock issued pursuant to this Certificate of Designations are registered under the Securities Act, any other applicable securities law, or the Corporation has received an opinion of counsel satisfactory to it that registration is not required.

(b)   <u>Uncertificated Shares</u>. The Corporation shall issue the Class C Preferred Stock in uncertificated form. If DTC discontinues providing its services as securities depositary with respect to the shares of Class C Preferred Stock, or if DTC ceases to be registered as a clearing agency under the Exchange Act, in the event that a successor securities depositary is not obtained

within ninety (90) days, the Corporation will either print and deliver certificates for the shares of Class C Preferred Stock or provide for the direct registration of the Class C Preferred Stock with the transfer agent for the Class C Preferred Stock.

        (c)   <u>Notice</u>.

        (i)   Any notice (which term includes any communication or document) required or permitted to be given, sent, delivered or otherwise served to or upon a holder of Class C Preferred Stock pursuant to this Certificate of Designations shall, unless some other means is specifically required, be sufficiently given, sent, delivered or otherwise served if given, sent, delivered or served by prepaid mail and shall be deemed to be given, sent, delivered, served and received, if sent by prepaid mail, on the date of mailing thereof.

        (ii)   If there exists any actual or apprehended disruption of mail services in Canada or the United States in which there are holders of Class C Preferred Stock whose addresses appear on the books of the Corporation to be in such jurisdiction, notice may (but need not) be given to the holders in such respective jurisdictions by means of publication once in each of two successive weeks in a newspaper of general circulation published in the cities of Toronto or Chicago, as applicable. Notice given by publication shall be deemed for all purposes to be proper notice and to have been given on the day on which the first publication is completed in the city in which notice is published.

        (iii)   Accidental failure or omission to give notice to one or more holders of Class C Preferred Stock in any circumstance where notice is required to be given hereunder shall not affect the validity of the action, event or circumstance so concerned, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time.

        (d)   <u>Governing Law</u>. This Certificate of Designations shall be governed by and are subject to the applicable provisions of the DGCL and all other laws binding upon the Corporation and, except as otherwise expressly provided herein, all terms used herein which are defined in the DGCL shall have the respective meanings ascribed thereto in the DGCL.

        (e)   <u>Record Holders</u>. To the fullest extent permitted by applicable law, the Corporation and the Corporation's transfer agent may deem and treat the record holder of Class C Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

        (f)   <u>Status of Converted, Redeemed, Repurchased or Cancelled Shares</u>. If any share of Class C Preferred Stock is converted, redeemed, repurchased or otherwise acquired by the Corporation, in any manner whatsoever, the share of Class C Preferred Stock so converted, redeemed, repurchased or acquired shall, to the fullest extent permitted by applicable law, be retired and cancelled upon such conversion, redemption, repurchase or acquisition. Any share of Class C Preferred Stock so converted, redeemed, repurchased or acquired shall, upon its retirement and cancellation, and upon the taking of any action required by applicable law, become an authorized but unissued share of Class C Preferred Stock.

(g)   Business Day. In the event the date on which or by which any action is required to be taken by the Corporation or any holder of Class C Preferred Stock is not a Business Day, then such action shall be required or permitted to be taken on or by the next succeeding date that is a Business Day.

(h)   Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designations and shall not be deemed to limit or affect any of the provisions hereof.

(i)   Severability. The provisions of this Certificate of Designations shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Certificate of Designations, or the application thereof to any person or any circumstance, is found by a court or other governmental authority of competent jurisdiction to be invalid or unenforceable, the remainder of this Certificate of Designations and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction. If any provision of this Certificate of Designations is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

(j)   Other Rights. The shares of Class C Preferred Stock shall not have any voting powers, designations, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation or as provided by applicable law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be executed by a duly authorized officer this 12 day of February, 2025.

KINGSWAY FINANCIAL SERVICES INC.

By:/s/JohnT.Fitzgerald
    Name: John T. Fitzgerald
    Title: Chief Executive Officer and
        President

[*Signature Page to Certificate of Designation (Class C Preferred)*]

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES
OF CLASS C CUMULATIVE CONVERTIBLE PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of Class C Preferred Stock ("Class C Preferred Stock") indicated below, into shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Kingsway Financial Services Inc., a Delaware corporation (the "Corporation"), according to the conditions set forth in the Certificate of Designations of the Class C Preferred Stock, as of the date written below. The undersigned will pay all transfer taxes payable with respect to a conversion and is delivering herewith such certificates and opinions as reasonably requested by the Corporation in accordance therewith. No fee will be charged to the holder of the Class C Preferred Stock for any conversion, except for such transfer taxes, if any.

Conversion calculations:

Date to Effect Conversion: _____

Number of shares of Common Stock owned prior to Conversion: _____

Number of shares of Class C Preferred Stock to be Converted: _____

Value of shares of Class C Preferred Stock to be Converted: _____

Number of shares of Common Stock to be Issued: _____

Certificate Number of Class C Preferred Stock attached hereto: _____

Number of Shares of Class C Preferred Stock represented by attached certificate: _____

Number of shares of Class C Preferred Stock subsequent to Conversion: _____

[HOLDER]

By:_____
   Name:
   Title:

Annex A